SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------

                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)
                      ------------------------------------

              INTEGRATED RESOURCES HIGH EQUITY PARTNERS, SERIES 85,
                        A CALIFORNIA LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            MILLENNIUM FUNDING II LLC
                    PRESIDIO CAPITAL INVESTMENT COMPANY, LLC
                    ----------------------------------------
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (Cusip Number of Class of Securities)

                      ------------------------------------
                               David G. King, Jr.
                    Presidio Capital Investment Company, LLC
                               527 Madison Avenue
                            New York, New York 10022
                                 (212) 319-3400

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                                    Copy to:

                                 Mark I. Fisher
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8877
                      ------------------------------------

                            CALCULATION OF FILING FEE

================================================================================
Transaction Valuation*: $3,086,866                 Amount of Filing Fee: $617.37
================================================================================

* For purposes of calculating the fee only. This amount assumes the purchase of 26,936 units of limited partnership interest ("Units") of the subject partnership for $114.60 per Unit. The amount of the filing fee, calculated in accordance with Section 14(g)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidders.

                                                           (cover page 2 of 2)

|x| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $617.37
Form or Registration No.:  14D-1
Filing Party: Bighorn Associates LLC
Date Filed:  November 24, 1999

CUSIP No. NONE                      14D-1/A                               Page 3

================================================================================
1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                            Millennium Funding II LLC
                                   11-3516771
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group

      (a)   |_|

      (b)   |X|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4     Sources of Funds

                                       AF
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                                  |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

                                    Delaware
--------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                      None
--------------------------------------------------------------------------------
8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares         |_|
--------------------------------------------------------------------------------
9.    Percent of Class Represented by Amount in Row 7

                                        0
--------------------------------------------------------------------------------
10.   Type of Reporting Person

                                       OO
================================================================================

CUSIP No. NONE                      14D-1/A                               Page 4

================================================================================
1.    Name of Reporting Persons; I.R.S. Identification Nos. of Above Persons

                    Presidio Capital Investment Company, LLC
                                   06-1509220
--------------------------------------------------------------------------------
2. Check the Appropriate Box if a Member of a Group

      (a)   |_|

      (b)   |X|
--------------------------------------------------------------------------------
3.    SEC Use Only

--------------------------------------------------------------------------------
4     Sources of Funds
                                       N/A
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(e) or 2(f)                                                  |_|
--------------------------------------------------------------------------------
6.    Citizenship or Place of Organization

                                    Delaware
--------------------------------------------------------------------------------
7.    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     92,744*
--------------------------------------------------------------------------------
8.    Check if the Aggregate Amount in Row 7 Excludes Certain Shares         |_|
--------------------------------------------------------------------------------

9.    Percent of Class Represented by Amount in Row 7

                                     23.19%
--------------------------------------------------------------------------------
10.   Type of Reporting Person

                                       OO
================================================================================

* 92 Units are owned by Millennium Funding Corp., 73,735 Units are owned by Millennium Funding II Corp. and 3,351 Units are owned by Millennium Funding I LLC. In addition, Presidio Capital Corp. has the right to acquire an additional 15,566 Units. All such entities are directly or indirectly 100% owned by Presidio Capital Investment Company, LLC

                                SCHEDULE 14D-1/A

      This Amendment No. 1 amends the Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on November 24, 1999, by Millennium Funding II LLC, a Delaware limited liability company (the "Purchaser"), and Presidio Capital Investment Company, LLC, relating to the tender offer by the Purchaser to purchase up to 26,936 outstanding units of limited partnership interest ("Units") of Integrated Resources High Equity Partners, Series 85, A California Limited Partnership (the "Partnership"), at a purchase price of $114.60 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 24, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer").

Item 10. ADDITIONAL INFORMATION.

      Item 10(f) is hereby supplemented as follows:

      The information set forth in the press release attached hereto as Exhibit
      (a)(4) and the letter to limited partners attached hereto as Exhibit
      (a)(5) is incorporated by reference herein.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.

      Item 11 is hereby supplemented by adding the following, a copy of which is attached hereto as Exhibit:

      (a)(4)      Press Release dated December 21, 1999

      (a)(5)      Letter to Limited Partners dated December 22,
                  1999

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       MILLENNIUM FUNDING II LLC


                                       By: Presidio Capital Investment
                                           Company, LLC, member


                                           By /s/ David G. King, Jr.
                                              ----------------------------------
                                              David G. King, Jr.
                                              President

                                       PRESIDIO CAPITAL INVESTMENT
                                         COMPANY, LLC


                                       By /s/ David G. King, Jr.
                                          --------------------------------------
                                          David G. King, Jr.
                                          President

Dated: December 22, 1999


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